Exhibit 99.1

IC Power continued to demonstrate significant profitable growth, along with the successful IPO of OPC and bond issuance of CDA

Kenon Holdings Reports Second Quarter 2017 Results and Additional Updates

Singapore, August 30, 2017. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) announces its results for Q2 2017 and additional updates on its businesses.

Key Highlights

IC Power

•	IC Power’s revenues in Q2 2017 increased by 19% to $522 million, as compared to $440 million in Q2 2016.

•
IC Power’s net income attributable to Kenon in Q2 2017 was $16 million, as compared to net loss of $4 million in Q2 2016. IC Power’s net income attributable to Kenon (excluding finance expenses due to intercompany loans owing to Kenon)[1] during Q2 2017 was $19 million as compared to nil during Q2 2016.

•	IC Power’s Adjusted EBITDA[2] in Q2 2017 increased by 48% to $130 million, as compared to $88 million in Q2 2016.

•
In August 2017, OPC Energy Ltd. (formerly IC Power Israel Ltd.) (“OPC”) completed an initial public offering in Israel, and a listing on the Tel Aviv Stock Exchange. In connection with the IPO, OPC issued new ordinary shares representing approximately 24.7% of the shares of OPC on a fully diluted basis for total consideration of NIS398.5 million (approximately $111 million)[3].

•
In August 2017, Cerro del Aguila S.A. (“CDA”) issued senior unsecured notes in an aggregate principal amount of $650 million. The notes accrue interest at a rate of 4.125%, and will mature in August 2027.

Qoros
•
In Q2 2017, a new China-based investor entered into an investment agreement with Qoros, Quantum and Wuhu Chery that provides for the new investor investing approximately RMB6.5 billion (approximately $959 million4) in Qoros for a controlling interest, subject to conditions, including regulatory approvals and completion of regulatory processes.

To date, in connection with the contemplated investment, the new investor has advanced funds to Qoros in a total amount of RMB1 billion (approximately $147 million) and, together with its affiliates, has also deposited substantial funds into certain designated accounts (which accounts are subject to contractual restrictions) in connection with the investment, including certain amounts that may be used to support certain funding needs of Qoros prior to the closing of the transaction, subject to certain contractual limitations.

•	In August 2017, Qoros debuted the first SUV from its Model Young product series at the Chengdu Motor Show.

1 Net income excluding finance expenses due to intercompany loans owing to Kenon is a non-IFRS measure. IC Power’s finance expenses due to intercompany notes owing to Kenon were $3 million and $4 million in Q2 2017 and Q2 2016, respectively.
2 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated August 30, 2017 for the definition of IC Power’s Adjusted EBITDA and a reconciliation to IC Power’s, and each of its segments’, net income.
3 Convenience translations of NIS amounts into US Dollars use a rate of 3.60:1.
4 Convenience translations of RMB amounts into US Dollars use a rate of 6.78:1.

Discussion of Results for the Three Months Ended June 30, 2017

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of IC Power Ltd. (“IC Power”). The results of Qoros Automotive Co., Ltd. (“Qoros”) and ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associates.

See Exhibit 99.2 of Kenon’s Form 6-K dated August 30, 2017, for summary consolidated financial information for Kenon, IC Power and Qoros and a reconciliation of non-IFRS measures to the nearest IFRS measure.

IC Power

IC Power’s segments are Generation and Distribution. IC Power’s Generation business is further segmented by geography: Peru, Israel, Central America and Other.

The following discussion of IC Power’s results of operations is derived from IC Power’s consolidated financial statements.

Summary Financial Information of IC Power by Segment

	Three Months Ended June 30, 2017
	($ millions)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	171	84	86	41	140	-	522
Cost of Sales[2]	(94)	(68)	(68)	(26)	(111)	-	(367)
Net Income (loss)	50	(2)	(1)	(36)	4	13[3]	28
Adjusted EBITDA	76	14	13	3	24	-	130

	Three Months Ended June 30, 2016
	($ millions)
	Generation				Distribution	Adjustments	Total
	Peru	Israel	Central America	Other[1]	Guatemala
Revenues	115	73	82	37	133	-	440
Cost of Sales[2]	(73)	(67)	(64)	(24)	(102)	-	(330)
Net Income (loss)	4	(5)	(1)	(15)	12	2	(3)
Adjusted EBITDA	37	5	14	7	25	-	88

1. IC Power’s Other segment includes the results of certain of IC Power’s generation assets. In addition, IC Power’s Other segment also includes expenses and other adjustments relating to its headquarters and intermediate holding companies, including amortization of purchase price allocations recorded in connection with IC Power’s acquisition of Energuate, which allocations were recorded by Inkia, one of IC Power’s intermediate holding companies.
2. Excludes depreciation and amortization.
3. Includes $9 million as a result of the net gain recorded by Inkia in connection with its retirement of fixed assets following the fire at the Kanan plant in April 2017.

•
Revenues—$522 million in Q2 2017, as compared to $440 million in Q2 2016. The increase was primarily due to (1) the commencement of commercial operations of CDA (Peru segment) in August 2016 and Samay I (Peru segment) in May 2016; (2) higher revenues in Kallpa as a result of the commencement of new PPAs during Q2 2017 and services granted to the system administrator; (3) higher revenues in OPC-Rotem due to new electricity tariffs introduced by the Israel Electricity Authority (the “EA”) in January 2017; and (4) higher revenues in Energuate as a result of the appreciation in the Guatemalan Quetzal against the US Dollar and an increase in the sales volume;

•
Cost of sales—$367 million in Q2 2017, as compared to $330 million in Q2 2016, primarily as a result of (1) the commencement of commercial operations of CDA and Samay I; and (2) higher costs in Energuate due to the appreciation in the Guatemalan Quetzal against the US Dollar and an increase in Energuate’s energy purchase expenses;

•
Other income—$44 million in Q2 2017, as compared to $3 million in Q2 2016. The increase was primarily due to (1) the recognition by CDA of $40 million related to liquidated damages compensation from its EPC contractor for delays and unscheduled unavailability; and (2) an $8 million net gain recorded by Kanan in connection with its retirement of fixed assets following the fire at the Kanan plant in April 2017 (as discussed further in "—Update on Kanan Plant");

•
Net income—$28 million in Q2 2017, as compared to a $3 million net loss in Q2 2016. The increase was primarily a result of (1) the commencement of commercial operations of CDA and Samay I; and (2) the recognition of $40 million of other income by CDA related to liquidated damages compensation (which had a net effect of $28 million in net income after taxes), offset by higher finance expenses in the Other segment holding companies;

IC Power’s net income attributable to Kenon in Q2 2017 was $16 million, as compared to net loss of $4 million in Q2 2016; and

•	Adjusted EBITDA—$130 million in Q2 2017, as compared to $88 million in Q2 2016, primarily due to the factors discussed above.

A discussion of revenues, cost of sales, net income and Adjusted EBITDA for IC Power’s generation business by segment for Q2 2017, as compared to Q2 2016, is as follows:

Generation - Peru Segment

	Three Months Ended June 30, 2017
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA		Net Income
		($ millions)
Kallpa	75	$117	$65	$41		$18
CDA	75	29	8	27	[1]	31
Samay I	75	25	21	8		1
TOTAL		$171	$94	$76		$50

	Three Months Ended June 30, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
Kallpa	75	$107	$69	$33	$2
CDA	75	-	-	-	1
Samay I	75	8	4	4	1
TOTAL		$115	$73	$37	$4

1. In Q2 2017, CDA recognized $40 million of other income related to liquidated damages compensation (consisting of compensation of $32 million for delays in CDA's commencement of commercial operations and $8 million of compensation for CDA's unscheduled unavailability). CDA's Adjusted EBITDA for Q2 2017 does not include the $32 million in compensation described above.

•
Revenues—$171 million in Q2 2017, as compared to $115 million in Q2 2016. The increase is primarily a result of the contribution to revenues of CDA ($29 million) and Samay I ($17 million increase), and an increase in Kallpa’s revenues, mainly due to $6 million in revenues from regulatory services granted to the system administrator, and a $3 million increase in revenues from capacity sales as a result of the commencement of new PPAs during Q2 2017;

•
Cost of sales—$94 million in Q2 2017, as compared to $73 million in Q2 2016. The increase is primarily a result of the contribution of cost of sales from CDA ($8 million) and Samay I ($17 million increase);

•
Net income—$50 million in Q2 2017, as compared to $4 million in Q2 2016, primarily as a result of (1) a $31 million contribution from CDA (which includes the recognition of $40 million of other income related to liquidated damages compensation from its EPC contractor for delays in the commercial operation ($32 million) and unscheduled unavailability ($8 million) of CDA, which has a net effect of $28 million on net income after taxes); (2) an increase in Kallpa’s margins due to the factors mentioned above; and (3) the recognition of a $10 million finance expense by Kallpa in Q2 2016 (resulting from the premium paid in respect of certain Kallpa bonds redeemed in connection with Kallpa’s $350 million bond issuance in May 2016). These increases were partially offset by a $5 million increase in Kallpa’s tax expense as a result of higher profit before taxes; and

•
Adjusted EBITDA—$76 million in Q2 2017, as compared to $37 million in Q2 2016, primarily as a result of (1) a $27 million contribution from CDA (including $8 million in liquidated damages compensation incurred in Q2 2017, out of the $40 million total liquidated damages compensation) and a $4 million increase in the contribution from Samay I; and (2) an $8 million increase in Kallpa’s Adjusted EBITDA as discussed above.

Generation - Israel Segment

	Three Months Ended June 30, 2017
Entity	Ownership Interest (%)		Revenues	Cost of Sales	Adjusted EBITDA	Net Income
			($ millions)
OPC-Rotem	61	[1]	$79	$62	$14	$(2)
OPC-Hadera	76	[1]	5	6	-	-
TOTAL			$84	$68	$14	$(2)

	Three Months Ended June 30, 2016
Entity	Ownership Interest (%)		Revenues	Cost of Sales	Adjusted EBITDA	Net Income
			($ millions)
OPC-Rotem	61	[1]	$69	$62	$4	$(5)
OPC-Hadera	76	[1]	4	5	1	-
TOTAL			$73	$67	$5	$(5)

1. Prior to OPC's IPO in August 2017, IC Power, through its subsidiary OPC, indirectly owned 80% of OPC-Rotem and 100% of OPC-Hadera. Following the OPC IPO, IC Power's indirect ownership in OPC-Rotem and OPC-Hadera was diluted to 61% and 76%, respectively.

•
Revenues—$84 million in Q2 2017, as compared to $73 million in Q2 2016, primarily as a result of a $10 million increase in OPC-Rotem’s revenues as a result of a 14% increase in OPC-Rotem’s average energy selling price, due to new electricity tariffs introduced by the EA in January 2017, as well as the appreciation of the Israeli Shekel against the US Dollar;

•	Cost of sales—$68 million in Q2 2017, as compared to $67 million in Q2 2016. The increase in electricity tariffs did not impact the price of OPC’s natural gas supply;

•
Net loss—$2 million in Q2 2017, as compared to $5 million in Q2 2016, primarily as a result of the increase in OPC-Rotem’s revenues. The improvement was partially offset by the increase in OPC-Rotem’s finance expenses due to an increase in Israel’s Consumer Price Index (which impacts interest expense on certain of OPC-Rotem’s debt), as well as the appreciation of the Israeli Shekel against the US Dollar; and

•	Adjusted EBITDA—$14 million in Q2 2017, as compared to $5 million in Q2 2016, primarily due to OPC Rotem’s results as described above.

Generation - Central America Segment

	Three Months Ended June 30, 2017
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
ICPNH (Nicaragua)	61-65	24	18	4	-
Nejapa and Cenérgica (El Salvador)	100	30	23	5	2
Kanan (Panama)	100	19	18	2	(2)
Puerto Quetzal (Guatemala)	100	14	12	2	-
Guatemel (Guatemala)	100	3	1	-	-
Eliminations		(4)	(4)	-	(1)
TOTAL		$86	$68	$13	$(1)

	Three Months Ended June 30, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
ICPNH (Nicaragua)	61-65	21	12	6	2
Nejapa and Cenérgica (El Salvador)	100	26	23	4	2
Kanan (Panama)	100	17	14	3	(4)
Puerto Quetzal (Guatemala)	100	16	14	1	-
Guatemel (Guatemala)	100	2	1	-	-
Eliminations		-	-	-	(1)
TOTAL		$82	$64	$14	$(1)

•
Revenues—$86 million in Q2 2017, as compared to $82 million in Q2 2016. The increase in revenues was primarily due to an increase in the revenues of each of Nejapa, ICPNH and Kanan, primarily due to the increase in HFO prices, and an increase in revenues of Cenérgica from energy trading. These effects were partially offset by a $2 million decrease in Puerto Quetzal’s revenues, resulting from the termination and non-renewal of certain PPAs in Q2 2017;

•
Cost of sales—$68 million in Q2 2017, as compared to $64 million in Q2 2016, primarily as a result of (1) a $6 million increase in ICPNH’s cost of sales due to the increase in HFO prices; and (2) a $4 million increase in Kanan’s cost of sales mainly due to higher energy purchases related to the unavailability of generation units due to the fire on the Kanan plant;

•	Net loss—$1 million in Q2 2017 and Q2 2016; and

•	Adjusted EBITDA—$13 million in Q2 2017, as compared to $14 million in Q2 2016.

Generation - Other Segment

	Three Months Ended June 30, 2017
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
COBEE (Bolivia)	100	11	5	6	2
Central Cardones (Chile)	87	3	-	2	-
Colmito (Chile)	100	6	5	1	-
CEPP (Dominican Republic)	97	7	5	1	1
JPPC (Jamaica)	100	13	11	2	1
Surpetroil (Colombia)[1]	60	-	-	-	-
RECSA (Guatemala)	100	1	-	-	-
IC Power Distribution Holdings (non-operating holdco)	100	-	-	-	(1)
Inkia & Other (non-operating holdcos)	100	-	-	(4)	(12)
IC Power, OPC & Other (non-operating holdcos)	100	-	-	(5)	(15)
Eliminations/Adjustments		-	-	-	(12)
TOTAL		$41	$26	$3	$(36)

1. In April 2017, IC Power sold its 60% interest in Surpetroil.

	Three Months Ended June 30, 2016
Entity (Country)	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
COBEE (Bolivia)	100	10	4	6	3
Central Cardones (Chile)	87	4	-	2	1
Colmito (Chile)	100	6	5	1	(1)
CEPP (Dominican Republic)	97	7	5	2	1
JPPC (Jamaica)	100	8	8	(1)	(1)
Surpetroil (Colombia)	60	2	2	-	(1)
RECSA (Guatemala)	100	-	-	1	-
IC Power Distribution Holdings (non-operating holdco)	100	-	-	-	(2)
Inkia & Other (non-operating holdcos)	100	-	-	(1)	(7)
IC Power, OPC & Other (non-operating holdcos)	100	-	-	(3)	(7)
Eliminations/Adjustments		-	-	-	(1)
TOTAL		$37	$24	$7	$(15)

•
Revenues—$41 million in Q2 2017, as compared to $37 million in Q2 2016, primarily as a result of a $5 million increase in JPPC’s revenues due to an increase in HFO prices, partially offset by a $2 million decrease in revenues due to the sale of Surpetroil in April 2017;

•
Cost of sales—$26 million in Q2 2017, as compared to $24 million in Q2 2016, primarily as a result of a $3 million increase in JPPC’s cost of sales as a result of higher HFO prices. This effect was partially offset by a $2 million decrease in cost of sales due to the sale of Surpetroil;

•
Net loss—$36 million in Q2 2017, as compared to $15 million in Q2 2016, primarily due to a $14 million increase in finance expenses in IC Power’s holding companies, including (1) $6 million of redemption fees related to the repayment of existing debt in connection with the issuance of NIS 320 million OPC bonds; (2) a $5 million increase in finance expenses in connection with Inkia’s interest expenses no longer being capitalized; and (3) a $3 million increase in finance expenses related to the $100 million Overseas Investment Peru facility (fully drawn in August 2016). IC Power also recorded $5 million in other operating expenses due to the translation effect realized in relation to the Surpetroil sale. These effects were partially offset by an $8 million net gain recorded by Kanan due to its retirement of fixed assets in connection with the fire at the Kanan plant in April 2017 (as discussed further in "—Update on Kanan Plant"); and

•
Adjusted EBITDA—$3 million in Q2 2017, as compared to $7 million in Q2 2016, primarily due to a $3 million increase in administrative expenses in Inkia & Other and a $2 million increase in IC Power, OPC & Other's administrative expenses due to higher legal fees.

Distribution Segment

	Three Months Ended June 30, 2017
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
DEORSA	93	$63	$50	$13	$2
DEOCSA	91	77	61	11	2
TOTAL		$140	$111	$24	$4

	Three Months Ended June 30, 2016
Entity	Ownership Interest (%)	Revenues	Cost of Sales	Adjusted EBITDA	Net Income
		($ millions)
DEORSA	93	$61	$45	$14	$7
DEOCSA	91	72	57	11	5
TOTAL		$133	$102	$25	$12

•
Revenues—$140 million in Q2 2017, as compared to $133 million in Q2 2016, primarily due to (1) a 5% appreciation in the Guatemalan Quetzal against the US Dollar; and (2) higher energy sales as a result of a 1% increase in the quantity of energy sold in Q2 2017, as compared to Q2 2016;

•
Cost of sales—$111 million in Q2 2017, as compared to $102 million in Q2 2016, primarily due to the appreciation in the Guatemalan Quetzal against the US Dollar and an increase in Energuate’s energy purchase expenses, due to the increase in energy sold during Q2 2017 as compared to Q2 2016;

•	Net income—$4 million in Q2 2017, as compared to $12 million in Q2 2016, primarily due to expenses resulting from the Energuate refinancing; and

•	Adjusted EBITDA—$24 million in Q2 2017, as compared to $25 million in Q2 2016, primarily due to the factors discussed above.

Capital Expenditures

IC Power’s capital expenditures were $56 million in Q2 2017, including $18 million paid to CDA’s EPC contractor to reconcile the construction costs to cover the cost of the 35 MW additional capacity (which exceeded the plant's planned installed capacity), $21 million in capital expenditures for maintenance of existing facilities (which included $7 million for Energuate) and $17 million in capital expenditures for construction of the OPC-Hadera plant.

Liquidity and Capital Resources

As of June 30, 2017, IC Power had cash and cash equivalents of $292 million, short-term restricted cash of $54 million, long-term restricted cash of $75 million and total outstanding consolidated indebtedness of $3,239 million, consisting of $322 million of short-term indebtedness, including the current portion of long-term indebtedness, and $2,917 million of long-term indebtedness.

In April 2017, IC Power loaned $50 million to Kenon.

Business Developments

OPC Initial Public Offering

In August 2017, OPC completed an initial public offering in Israel, and a listing on the Tel Aviv Stock Exchange. In connection with the IPO, OPC issued new ordinary shares representing approximately 24.7% of the shares of OPC on a fully diluted basis for total consideration of NIS398.5 million (approximately $111 million).

Update on the Construction of the OPC-Hadera Plant

OPC-Hadera is constructing a 148 MW (based on the plant’s generation license) co-generation power plant in Israel. IC Power expects that the total cost of the OPC-Hadera plant will be approximately $250 million.

Construction of the OPC-Hadera plant began in June 2016, and the plant is expected to commence commercial operations by early 2019. As of June 30, 2017, OPC-Hadera had invested an aggregate of $102 million in the project and completed approximately 60% of the project.

In June 2017, OPC-Hadera made its second drawing under the NIS 1 billion (approximately $261 million) loan agreement relating to the project, in the amount of NIS 160 million (approximately $44 million).

Update on the Development of the Zomet Plant

In August 2017, OPC announced that it had received a copy of a letter from the General Director of the Israel Antitrust Authority and Chairman of the Committee for the Reduction of Concentration (the “Concentration Committee”) addressed to the Electricity Authority, stating that the Concentration Committee recommends not to grant a conditional license for the Zomet project, a 396 MW natural gas power plant project under development that OPC has entered into an agreement to purchase, subject to regulatory approvals. OPC is considering its options and is contemplating contesting the EA letter.

Issuance of Bonds by CDA

In August 2017, CDA issued senior unsecured notes in an aggregate principal amount of $650 million. The notes accrue interest at a rate of 4.125%, and will mature in August 2027. The proceeds of the bonds were used to repay certain of CDA’s existing indebtedness, related costs and shareholder loans.

Merger of CDA and Kallpa

In August 2017, Kallpa merged with CDA. Following the merger, CDA, the surviving entity, was renamed Kallpa Generación SA and has a total installed capacity of 1,608 MW, making it the leading power producer in Peru in terms of volume of energy generated.

OPC’s Entry into Gas Supply Agreement

In August 2017, OPC signed a non-binding memorandum of understanding (“MOU”) for the purchase of natural gas with Energian Israel Ltd. (“Energian”). Pursuant to the MOU, OPC-Rotem and OPC-Hadera are committed to enter into agreements to purchase up to approximately 50% of their future natural gas requirements from Energian for a period of fifteen years (subject to adjustments based on their actual consumption of natural gas). In the MOU, Energian has indicated that its supply of gas is currently expected to commence in 2020.

OPC-Rotem and OPC-Hadera’s entry into gas purchase arrangements with Energian is subject to reaching a binding agreement between OPC and Energian.

OPC-Rotem and OPC-Hadera currently purchase all of their natural gas from the Tamar Group pursuant to long-term gas supply agreements. These agreements permit OPC-Rotem and OPC-Hadera to purchase up to 50% of their gas supply from other suppliers.

Update on Kanan Plant

In April 2017, Kanan’s 92 MW power plant experienced a fire. As a result, Kanan’s 37 MW barge and 55 MW barge were placed off-line, and Kanan wrote off $48 million in assets.

Kanan has property and business interruption insurance for its power plants to protect against risks of direct physical loss or damage, including machinery breakdown, earthquakes and other risks associated with the operation of a plant. Kanan’s management deems that this event is covered by the insurance policy and is seeking coverage for the costs of the outage, including repair and replacement costs and loss of profits, as appropriate. In Q3 2017, Kanan received advanced payments from its insurance company in the amount of approximately $39 million.

Kanan is considering acquiring the Esperanza barge, a 124 MW barge, which is currently owned by another IC Power subsidiary, Puerto Quetzal, to replace the barges damaged in the fire. The Esperanza barge is expected to be relocated and operational during Q1 2018. Kanan has recorded a $56 million account receivable for the price of the Esperanza barge (net of insurance deductibles). As a result, Kanan has recognized an $8 million net gain (net of the $48 million asset write-off discussed above).

Update on Agua Clara Project

IC Power is developing a 50 MW wind project in the Dominican Republic, which is expected to commence commercial operations in 2018. IC Power has entered into a PPA with a government entity for a period of 20 years, which is subject to the grant of a concession. In May 2017, IC Power was granted such concession. IC Power is in the process of selecting an EPC contractor and lenders for the project.

Qoros

Third Party Investment

In Q2 2017, Qoros, Quantum (2007) LLC (“Quantum”), which owns 50% of Qoros, Wuhu Chery Automobile Investment Company Limited (“Wuhu Chery”), which owns the other 50% of Qoros, and a new China-based investor, entered into an investment agreement that provides for the new investor investing approximately RMB6.5 billion (approximately $959 million) in Qoros for a controlling interest in Qoros. The new investor's investment is subject to conditions which must be satisfied by a certain date, some of which are beyond the parties’ control and which the parties may be unable to satisfy. These conditions include regulatory approvals and completion of regulatory processes, consents from lenders and further documentation, including entry into additional agreements. To date, in connection with the contemplated investment, the new investor has advanced funds to Qoros in a total amount of RMB1 billion (approximately $147 million) and, together with its affiliates, has also deposited substantial funds into certain designated accounts (which accounts are subject to contractual restrictions) in connection with the investment, including certain amounts that may be used to support certain funding needs of Qoros prior to the closing of the transaction, subject to certain contractual limitations.

Discussion of Results for the Three Months Ended June 30, 2017

The following discussion of Qoros’ results of operations below is derived from Qoros’ consolidated financial statements.

Revenues

Revenues decreased by 55% to RMB272 million ($40 million) in Q2 2017, as compared to RMB599 million ($88 million) in Q2 2016. The decrease in revenues in Q2 2017 is due to a 40% decrease in car sales from approximately 5,100 cars in Q2 2016 to approximately 3,000 cars in Q2 2017, as well as an increase in incentives granted to dealerships in Q2 2017.

Cost of Sales

Cost of sales decreased by 50% to RMB374 million ($55 million) in Q2 2017, as compared to RMB741 million ($109 million) in Q2 2016. The decrease in cost of sales is primarily due to the 40% decrease in car sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by 61% to RMB101 million ($15 million) in Q2 2017, as compared to RMB256 million ($38 million) in Q2 2016. The decrease reflects a reduction in advertising, marketing and promotion expenses, office expenses and consulting fees, mainly due to the higher advertising, marketing and promotion expenses relating to the launch of the Qoros 5 SUV in Q2 2016, as well as due to cost-cutting measures that were implemented during the period.

Other Income

Other income increased to RMB298 million ($44 million) in Q2 2017, as compared to RMB11 million ($2 million) in Q2 2016. In Q2 2017, Qoros recognized RMB263 million ($39 million) of other income, due to recognition of the amortized balance under the license agreement with Chery (related to the upfront payment received from Chery in 2015 in connection with a license agreement for the use of Qoros' platform technology, under which agreement Qoros no longer has an obligation to perform) as other income.

Net Finance Costs

Net finance costs decreased by 33% to RMB94 million ($14 million) in Q2 2017, as compared to RMB140 million ($21 million) in Q2 2016, primarily as a result of the conversion of shareholder loans into equity in June 2016, as well as interest expenses incurred in Q2 2016 due to a RMB75 million accrual of interest. These effects were partially offset by an RMB25 million ($4 million) increase of net finance costs due to exchange rate fluctuations.

Loss for the Period

Loss for the period decreased by 93% to RMB42 million ($6 million) in Q2 2017, as compared to RMB582 million ($86 million) in Q2 2016, primarily as a result of the increase in other income and cost-cutting measures.

Adjusted EBITDA5

Qoros’ negative Adjusted EBITDA improved to negative RMB125 million (negative $18 million) in Q2 2017 from negative RMB211 million (negative $31 million) in Q2 2016. The improvement in Adjusted EBITDA was mainly due to the decrease in selling, general and administrative expenses, as discussed above.

Liquidity

As of June 30, 2017, Qoros had total loans and borrowings (excluding shareholder loans) of RMB5.2 billion ($752 million) and current liabilities (excluding shareholder loans) of RMB3.5 billion ($516 million), including trade and other payables of RMB2.6 billion ($398 million), and current assets of RMB1.4 billion ($206 million), including cash and cash equivalents of RMB258 million ($38 million). Qoros uses a portion of its liquidity to make debt service payments. Qoros has principal payment obligations on its RMB3 billion ($442 million) facility, RMB1.2 billion ($177 million) facility and RMB700 million ($103 million) facility. In July 2017, Qoros’ lenders approved the rescheduling of principal payments under Qoros’ RMB3 billion facility originally scheduled to be made in 2017 and 2018, with substantially all of the principal payments now scheduled to be made between 2019 and 2022. Qoros is in discussions with its lenders regarding the repayment schedule of its RMB1.2 billion facility.

5 Adjusted EBITDA is a non-IFRS measure. See Exhibit 99.2 of Kenon’s Form 6-K dated August 30, 2017 for the definition of Qoros’ Adjusted EBITDA and a reconciliation to its total loss for the applicable period. Qoros' Adjusted EBITDA excludes other income relating to license rights.

Qoros’ principal sources of liquidity have been cash inflows received from financing activities, including long-term loans, short-term facilities, investment advances and capital contributions (in the form of equity contributions, or convertible or non-convertible shareholder loans), and cash flows from car sales. Qoros has fully utilized its RMB3 billion syndicated credit facility, RMB1.2 billion syndicated credit facility and its RMB700 million credit facility, and will require additional financing, including the renewal or refinancing of its working capital facilities or third-party investment, to fund its development and operations. The RMB3 billion syndicated credit facility contains financial covenants, including debt-to-asset and current ratio covenants, which covenants had been waived up to July 2020.

In March 2017, Kenon agreed to fund up to RMB777 million ($114 million) to Qoros in two equal tranches, concurrent with a reduction in its back-to-back guarantees to Chery. The first tranche of loans were provided to Qoros in March 2017 in the amount of RMB388.5 million ($57 million). In April 2017, Kenon funded a part of the second tranche in the amount of RMB100 million ($15 million).

In June and August 2017, an investor that had committed to make an investment in Qoros, subject to certain conditions (see discussion above), advanced funds to Qoros in the amount of RMB1 billion (approximately $147 million) and, together with its affiliates, has deposited substantial funds into certain designated accounts (which accounts are subject to contractual restrictions) in connection with the investment, including amounts that may be used to support certain funding needs of Qoros prior to the closing of the transaction, subject to certain contractual limitations.

Qoros actively manages its trade payables, accrued expenses and other operating expenses in connection with the management of its liquidity requirements and resources.

Business Updates

Launch of Model Young Product Series

In August 2017, Qoros debuted the first SUV from its Model Young product series at the Chengdu Motor Show. The new Model Young series further extends Qoros’ product series, adding to the current Qoros 3 and Qoros 5 product lines.

The Model Young SUV shares its technology platform with Chery. The platform is compatible with different powertrain solutions, including Internal Combustion Engine (ICE) and Battery Electric Vehicles (BEV).

Car Sales

In Q2 2017, Qoros sold approximately 3,000 vehicles, representing a decrease of approximately 40% as compared to Q2 2016.

Dealerships

As of June 30, 2017, Qoros’ dealership network included 111 points of sales, of which 74 were full-service dealer stores, 10 additional points of sales under construction and memorandums of understanding with respect to the potential development of 10 additional points of sales.

ZIM

Discussion of ZIM’s Results for Q2 2017

In Q2 2017, ZIM’s revenues increased by 22% to approximately $746 million, as compared to approximately $612 million in Q2 2016, driven by an increase in freight rates and in the quantities of cargo carried. ZIM carried approximately 659 thousand TEUs in Q2 2017, a 7% increase as compared to Q2 2016, in which ZIM carried approximately 617 thousand TEUs.

ZIM’s operating expenses in Q2 2017 increased by 8% to $650 million, as compared to $602 million in Q2 2016. The increase was primarily driven by (i) a $32 million increase in bunker expenses and (ii) a $20 million increase in expenses related to cargo handling.

ZIM’s net profit attributable to ZIM’s owners in Q2 2017 was $0.3 million, as compared to a net loss attributable to ZIM’s owners of $75 million in Q2 2016.

ZIM publishes its results on its website. For more information, see www.ZIM.com. This website, and any information referenced therein, is not incorporated by reference herein.

Additional Kenon Updates and Information

Changes in Kenon’s Management

In July 2017, Kenon announced that Mr. Yoav Doppelt, chief executive officer ("CEO") of Kenon, will step down as CEO of Kenon with effect from September 1, 2017. Mr. Doppelt will remain as executive chairman of the board of directors of IC Power, and will continue to serve as a director of OPC and as a director of ZIM.

Mr. Barak Cohen, currently Vice President of Business Development and Investor Relations of Kenon, and Mr. Robert L. Rosen, currently General Counsel of Kenon, were appointed by the Board to serve as co-CEOs of Kenon with effect from September 1, 2017. Messrs. Cohen and Rosen have been actively involved in the management of Kenon since its spin-off from Israel Corporation Ltd. in 2015, and are committed to lead Kenon in the implementation of its strategy to realize the value of its businesses for its shareholders.

Kenon’s (Unconsolidated) Liquidity and Capital Resources

In April 2017, IC Power loaned $50 million to Kenon.

As of June 30, 2017, cash, gross debt, and net debt6 (a non-IFRS financial measure, which is defined as gross debt minus cash) of Kenon (unconsolidated) were $72 million, $283 million (including $50 million owed to IC Power) and $211 million, respectively.

Kenon has fully drawn its $200 million credit facility from Israel Corporation Ltd. As of June 30, 2017, $233 million was outstanding under the facility, including interest and fees.

Kenon’s Back-to-Back Guarantees in Respect of Qoros Debt

In March 2017, Kenon funded RMB388 million (approximately $57 million) to Qoros, reducing Kenon’s back-to-back guarantee obligations to Chery from RMB850 million (approximately $125 million) to RMB425 million (approximately $63 million).

6 Kenon’s gross debt and net debt do not include Kenon’s back-to-back guarantee obligations in respect of Qoros’ indebtedness as discussed herein and shareholder loans from Kenon’s major shareholder Ansonia Holdings Singapore B.V.

In April 2017, Kenon funded an additional RMB100 million (approximately $15 million) to Qoros, further reducing Kenon’s back-to-back guarantee obligations to Chery from RMB425 million to approximately RMB320 million (approximately $46 million).

Set forth below is an overview of Kenon’s back-to-back guarantee obligations, after giving effect to the reduction of the back-to-back guarantees discussed above.

Timing	Amount of Loans to Qoros	Amount of Guarantee Obligations Prior to Loan	Release of Kenon Guarantees to Chery	Remaining Guarantee Obligations Post-Loan

First Tranche Loans	Completed in March 2017	RMB388.5 million	RMB850 million (plus interest and fees)[1]	RMB425 million (plus certain interest and fees)	RMB425 million (plus certain interest and fees)
Second Tranche Loans
April Disbursement	Completed in April 2017	RMB100 million	RMB425 million (plus interest and fees)	RMB105 million (plus interest and fees)	RMB320 million (plus interest and fees)
Remaining Disbursements	At Kenon’s discretion	RMB288.5 million	RMB320 million (plus interest and fees)	RMB320 million (plus interest and fees)	—
Total		RMB777 million	—	RMB850 million (plus interest and fees)	—

1. Kenon’s major shareholder Ansonia has committed to fund RMB25 million (approximately $4 million) of Kenon’s back-to-back guarantee obligations in certain circumstances.

Investors’ Conference Call

Kenon’s management will host a conference call for investors and analysts on August 30, 2017. To participate, please call one of the following teleconferencing numbers:

Singapore: US: Israel: UK: International:	3158-3851 1-888-668-9141 03-918-0609 0-800-917-5108 +65-3158-3851

The call will commence at 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 9:00 pm Singapore Time.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to statements about (i) with respect to IC Power, statements with respect to the expected installed capacity, cost  and timing of the completion of IC Power’s OPC-Hadera and Agua Clara projects, statements with respect to the Zomet project, including OPC’s contemplated strategy with respect to the EA letter, the use of proceeds of CDA’s bond issuance, IC Power’s strategy to recoup the costs associated with the Kanan outage from its insurance coverage and the scope of such coverage, the expected acquisition of the Esperanza barge and the timing of its relocation and entry into operation, and the MOU with Energian, including the expected effective date of OPC-Rotem and OPC-Hadera’s gas supply agreement with Energian and the portion of natural gas OPC-Rotem and OPC-Hadera may receive pursuant to such agreement, (ii) with respect to Qoros, statements with respect to Qoros’ liquidity requirements and sources of funding and plans to continue to seek financing, the agreement by Qoros’ lenders to waive certain financial covenants under Qoros’ RMB3 billion debt facilities and reschedule amortization payments under Qoros’ debt facilities, Qoros’ strategy to expand its dealer network, statements with respect to the third party investment in Qoros by a China-based investor, including the expected terms and conditions of the investment and the amount and availability of funds in designated accounts,  and statements with respect to Qoros’ future models and product series, (iii) with respect to Kenon, statements with respect to changes in Kenon’s management, Kenon’s strategy, the new co-CEOs’ commitment to this strategy and Mr. Doppelt’s future role with Kenon and its operating companies, and (iv) other non-historical matters. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include (i) with respect to IC Power, risks relating to IC Power’s failure to complete the development of the OPC-Hadera and Agua Clara projects on a timely basis, within the expected budget, or at all, the risk that IC Power may be unable to complete the Zomet acquisition, complete the project as initially contemplated or receive the conditional license to commence the project, risks related to IC Power’s ability to recover the costs of the Kanan outage from its insurance coverage, risks relating to the potential transfer of the Esperanza barge from Puerto Quetzal to Kanan and potential delays in the barge’s relocation and entry into operation, IC Power’s use of the proceeds of the CDA bond issuance, the risk that OPC-Rotem and OPC-Hadera are unable to execute their natural gas supply agreements with Energian and that Energian may be unable to provide natural gas to OPC-Rotem and OPC-Hadera as contemplated, (ii) with respect to Qoros, risks relating to changes in events and circumstances with respect to Qoros and its ability to obtain financing, changes which may affect Qoros’ ability to obtain the final documentation in connection with its agreements with its lenders as discussed above, Qoros’ ability to execute its strategy to expand its dealer network, Qoros’ ability to satisfy the closing conditions contemplated in the agreement with the China-based third party investor for new investment, Qoros' ability to utilize funds in the designated account in connection with the contemplated third-party investment, or otherwise complete that investment on the terms contemplated and Qoros’ ability to develop its new product series (iii) with respect to Kenon, changes in events and circumstances which may affect its strategy and risks related to the change in management and Mr Doppelt’s future role with Kenon and its operating companies and (iv) other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

 Contact Info

Kenon Holdings Ltd.
Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246